

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2013

<u>Via E-mail</u>
Lisa Nelson
President and Chief Executive Officer
ML Capital Group, Inc.
16810 East Avenue of the Fountains, Suite 120
Fountain Hills, AZ  85268

>    **Re:    ML Capital Group, Inc.**
>    **Amendment No. 2 to Registration Statement on Form S-1**
>    **Filed March 12, 2013**
>    **File No. 333-184636**

Dear Ms. Nelson:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Table of Contents, page 5

1.    Revise to move the "Financial Statements" to before the Part II disclosures as they must be part of the Prospectus.

Plan of Distribution, page 29

2.      Revise to disclose that if the shares are offered by any pledgee, assignee, transferee or
        other successor in interest, the Prospectus will be amended to disclose the name(s) of
        such persons.

Report of Independent Registered Public Accounting Firms

3.      It appears from your audit opinion that the principal auditor - D. Brooks and Associates
        CPA's, P.A. - decided not to assume responsibility for the work of the predecessor
        auditor – Salberg & Company, P.A. - insofar as that work relates to the principal auditor's
        expression of an opinion on the financial statements taken as a whole. Therefore, your
        principal auditor should amend his audit report to make reference to the audit of the
        predecessor auditor; his report should indicate clearly, in both the introductory, scope and
        opinion paragraphs, the division of responsibility as between that portion of the financial
        statements covered by his own audit and that covered by the audit of the predecessor
        auditor. Alternatively, the current auditor can choose to take full responsibility for the
        cumulative period presented on the face of the financials and not have a division of
        responsibility in the opinion. Refer to AU 543.

Exhibits

4.      We note that Exhibit 10.2, Termination of Employment Agreement by and between ML
        Capital Group, Inc. and Mark Songer, has not been filed on EDGAR as indicated in the
        exhibit table.  Please file this exhibit or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or John P. Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel

cc:     Via E-mail
        Jeffrey M. Quick, Esq.